

HRPT Properties Trust

Annual Report

2002


HRP
HRPT
PROPERTIES TRUST

The Company

HRPT Properties Trust is a Maryland real estate investment trust, or REIT, listed on the New York Stock Exchange. Qualification as a REIT under the Internal Revenue Code enables a company to distribute its income to shareholders without federal income tax liability to the company. HRPT Properties had a real estate portfolio at December 31, 2002, totaling $3.1 billion, at cost, and consisting of 212 properties in 27 states and the District of Columbia. HRPT Properties invests in income producing real estate including commercial office buildings, medical office buildings and government leased office buildings. HRPT Properties has paid cash dividends on a quarterly basis since its formation in 1986.





Location of company properties

HRP
LISTED
NYSE

Financial Highlights

(in thousands, except per share data)

INCOME STATEMENT DATA

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Total revenues	$ 416,966	$ 394,172	$ 405,006	$ 427,541	$ 356,554
Income before gain on sale of properties and extraordinary item	110,267	84,953	118,791	105,555	146,656
Income before extraordinary item	110,267	84,953	143,366	113,862	146,656
Net income	106,763	82,804	142,272	113,862	144,516
Net income available for common shareholders[1]	79,138	65,962	142,272	113,862	144,516
Calculation of funds from operations ("FFO"):[2]					
Income before equity in earnings of equity investments, gain on sale of properties and extraordinary item	92,427	89,659	85,511	108,331	136,756
Non-recurring items	–	(3,955)	–	23,739	–
Preferred distributions	(27,625)	(16,842)	–	–	–
Depreciation and non-cash expenses	66,360	60,013	59,639	70,517	60,523
FFO from property operations	131,162	128,875	145,150	202,587	197,279
FFO from equity investments	34,657	33,923	38,797	22,229	14,436
FFO	165,819	162,798	183,947	224,816	211,715
Common distributions declared[3]	103,056	113,135	121,385	410,152	190,341
Weighted average common shares outstanding	128,817	130,253	131,937	131,843	119,867
PER COMMON SHARE DATA:					
Income before gain on sale of properties and extraordinary item	$ 0.64	$ 0.52	$ 0.90	$ 0.80	$ 1.22
Income before extraordinary item	0.64	0.52	1.09	0.86	1.22
Net income available for common shareholders[1]	0.61	0.51	1.08	0.86	1.21
FFO[2]	1.29	1.25	1.39	1.71	1.77
Common distributions declared[3]	0.80	0.87	0.92	3.05	1.52

BALANCE SHEET DATA

	At December 31,				
	2002	2001	2000	1999	1998
Real estate properties, at cost	$ 3,091,061	$ 2,592,487	$ 2,546,023	$ 2,656,344	$ 2,956,482
Real estate mortgages receivable, net	–	–	6,449	10,373	69,228
Equity investments	264,087	273,442	314,099	311,113	113,234
Total assets	3,206,340	2,805,426	2,900,143	2,953,308	3,064,057
Total indebtedness, net	1,215,977	1,097,217	1,302,950	1,349,890	1,132,081
Total shareholders' equity	1,926,273	1,656,500	1,529,212	1,522,467	1,827,793

(1) Net income available for common shareholders is net income reduced by preferred distributions.

(2) We compute FFO as shown in the calculation above. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities, because it provides investors with an indication of a REIT's operating performance and its ability to incur and service debt, make capital expenditures, pay distributions and fund other cash needs. FFO does not represent cash generated by operating activities in accordance with generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is one important factor considered by our board of trustees in determining the amount of distributions to shareholders. FFO from property operations excludes FFO from equity investments in Senior Housing Properties Trust and Hospitality Properties Trust.

(3) Includes non-recurring distributions of common shares of Five Star Quality Care, Inc. in 2001 and Senior Housing in 1999. Cash distributions declared with respect to 2001 were $103,783, or $0.80 per common share. Cash distributions declared with respect to 1999 were $184,665, or $1.40 per common share.

HRPT Properties Trust

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS,

The past year was a tough year to be in the business of owning office buildings. Vacancy rates increased and rents declined throughout the year. As we begin 2003, it appears that these trends may continue for some or all of the coming year.

To position our company to withstand these market conditions and to take advantage of expansion opportunities which may be created in these circumstances, management devoted considerable effort during the past year to improve our company's financial fundamentals:

- In March 2002, we repaid $160 million of senior notes which were scheduled to mature in August 2002.
- In April 2002, we issued $200 million of 6.95% senior unsecured notes due in 2012.
- In September 2002, we issued $300 million of 8.75% perpetual preferred shares. These shares are redeemable at par after September 12, 2007.
- Through October 2002, we repaid $150 million of senior notes which were scheduled to mature in December 2002.
- In December 2002, we issued $200 million of 6.50% unsecured senior notes due in 2013.
- In December 2002, we expanded and extended our revolving bank credit facility. The facility was previously for $425 million and matured in 2005. The expanded and extended facility is for $560 million and matures by 2006.

As a result of these foregoing actions, at year end 2002 we had no significant term debt maturity before 2005, and $523 million of the $560 million bank revolver was available for new investments. Also, subsequent to year end 2002, in January 2003, we issued $200 million of 6.40% notes due in 2015, and used the proceeds to repay amounts due under the bank revolver and to prepay $90 million of 7.875% notes due in 2009 which we called for redemption at par.

During 2002 we purchased 23 office properties with 3.9 million sq.ft. for $443.7 million, including closing costs. At the time these properties were acquired they were 96% occupied. The two largest acquisitions were:

- 1.8 million sq.ft. Centre Square Office Towers in the Philadelphia, PA central business district. This property is leased to several notable tenants, including Wachovia Corporation, Comcast Corporation and the consultants Towers, Perrin, Forster & Crosby, Inc.; and
- 532,000 sq.ft., IRS Service Center in Fresno, California, 100% leased to the GSA to November 2011.

We expect 2003 to be a challenging year. But it may also be a year when companies with strong balance sheets such as ours will have some exciting acquisition opportunities.

Thank you for your continued support and encouragement.

Sincerely,



John A. Mannix
President
March 21, 2003

Management's Discussion and Analysis

of financial condition and results of operations

The following information should be read in conjunction with our consolidated financial statements included in this annual report.

RESULTS OF OPERATIONS

Year Ended December 31, 2002, Compared to Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002, increased to $417.0 million from $394.2 million for the year ended December 31, 2001. Rental income increased in 2002 by $26.2 million and interest and other income decreased in 2002 by $3.4 million, compared to the prior period. Rental income increased primarily because of our acquisition of 23 properties in 2002 and two properties in 2001 with an average occupancy rate of 96%, partially offset by a decline in rents resulting from the decrease in occupancy at some of our properties during the 2002 period compared to the 2001 period. Occupied office space, which includes space being fitted out for occupancy pursuant to signed leases and space which is being offered for sublease by tenants, was 92% at December 31, 2002 and 2001. Interest and other income decreased primarily as a result of lower cash balances invested in 2002 compared to 2001 and lower interest rates. Rental income includes non cash straight line rent adjustments totaling $10.8 million in 2002 and $9.1 million in 2001. Rental income also includes lease termination fees totaling $1.6 million in 2002 and $2.6 million in 2001.

Total expenses for the year ended December 31, 2002, increased to $324.5 million from $304.5 million for the year ended December 31, 2001. Included in total expenses for the 2001 period is the reversal of an impairment loss reserve recorded during 1999 totaling $4.0 million related to real estate mortgages receivable that were collected in 2001. Operating expenses, depreciation and amortization and general and administrative expenses increased by $12.0 million, $7.0 million, and $1.2 million, respectively, primarily as a result of our property acquisitions in 2002 and 2001. Interest expense decreased by $4.2 million during 2002 compared to the prior year period, due primarily to the repayment of debt in the first quarter of 2001.

Equity in earnings of equity investments increased by $4.7 million for the year ended December 31, 2002, compared to the same period in 2001, primarily as a result of higher income recognized from our equity investment in Senior Housing. A loss on equity transactions of equity investments of $1.4 million was recognized from the issuance of common shares by Senior Housing during 2002, compared to a net loss of $19.3 million recognized in 2001 from the issuance of common shares by both Senior Housing and Hospitality Properties. The losses in both years primarily reflect common shares issued by Senior Housing at prices below our per share carrying value.

Net income increased to $106.8 million for the 2002 period, from $82.8 million for the 2001 period. The increase is due primarily to property acquisitions in 2002 and 2001, a smaller loss recognized from the issuance of common shares by Senior Housing in 2002 compared to 2001, the decrease in interest expense from the repayment of debt in 2001, and higher equity in earnings from our investment in Senior Housing, offset by the reversal of an impairment loss reserve in 2001, lower interest income on invested cash balances and the increase in extraordinary loss recognized during 2002 from the prepayment of debt. Net income available for common shareholders is net income reduced by preferred distributions and was $79.1 million, or $0.61 per common share, in the 2002 period, compared to $66.0 million, or $0.51 per common share in the 2001 period. The increase reflects the foregoing factors, offset by distributions during 2002 on our series B preferred shares which were issued in September 2002.

Cash distributions declared for the years ended December 31, 2002 and 2001, were $103.1 million, or $0.80 per common share, and $103.8 million, or $0.80 per common share, respectively. Distributions paid in the first quarter of the year generally are based upon the prior year's operating results, but are generally taxed to shareholders in the year when payment is made.

Cash flows provided by (used for) operating, investing and financing activities were $178.8 million, ($492.7) million and $275.7 million, respectively, for the year ended December 31, 2002, and $133.1 million, ($9.4) million and ($165.8) million, respectively, for the year ended December 31, 2001. Changes in all three categories between 2002 and 2001 are primarily related to assets acquired in 2002 and 2001, and the issuance of our series B preferred shares in 2002.

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001, decreased to $394.2 million from $405.0 million for the year ended December 31, 2000. Rental income decreased in 2001 by $13.4 million and interest and other income increased in 2001 by $2.6 million, compared to the prior period. Rental income decreased primarily because of the sale of four properties in 2001 and four properties during 2000 and a decline in property occupancy. Occupied office space decreased from 96% at December 31, 2000, to 92% at December 31, 2001. Interest and other income increased primarily as a result of higher cash balances invested in 2001 compared to 2000, resulting primarily from a preferred share offering completed in February 2001 and a debt financing completed in December 2000. Rental income includes non cash straight line rent adjustments totaling $9.1 million in 2001 and $10.9 million in 2000. Rental income also includes lease termination fees totaling $2.6 million in 2001 and $1.0 million in 2000.

Total expenses for the year ended December 31, 2001, decreased to $304.5 million from $319.5 million for the year ended December 31, 2000. Included in total expenses for the 2001 period is the reversal of an impairment loss reserve recorded during 1999 totaling $4.0 million related to mortgage loans that were repaid in 2001. Operating expenses increased by $1.7 million primarily as a result of higher utility costs and real estate taxes, offset by a decrease in operating expenses from the sale of properties during 2001 and 2000. Interest expense decreased by $12.1 million during 2001 compared to the prior year period, primarily as a result of the repayment of debt in 2001. Depreciation and amortization increased by $1.1 million and general and administrative expenses decreased by $1.7 million. The increase in depreciation and amortization is due primarily to depreciation of capitalized building improvements and amortization of leasing fees, offset by the sale of properties during 2001 and 2000. The decrease in general and administrative expenses is due primarily to lower legal fees and the sale of properties.

Equity in earnings of equity investments decreased by $18.7 million for the year ended December 31, 2001, compared to the same period in 2000. For the year ended December 31, 2000, our equity in earnings of Senior Housing included $13.5 million representing our share of gain recognized by Senior Housing on the sale of properties during 2000. The decrease is also due to lower earnings from Senior Housing resulting from its settlement of tenant bankruptcies and its sale of properties in 2000. A net loss on equity transactions of equity investments of $19.3 million was recognized from the issuance of common shares by both Senior Housing and Hospitality Properties during 2001. The loss primarily reflects common shares issued by Senior Housing at a price below our per share carrying value.

Net income before preferred distributions decreased to $82.8 million for the 2001 period, from $142.3 million for the 2000 period. The decrease is due primarily to gains from the sale of properties in 2000 of $24.6 million which did not recur in 2001 and a $19.3 million loss recognized primarily from the issuance of common shares by Senior Housing during 2001, the decrease in property occupancy, the write-off of deferred financing fees associated with debt that was repaid during 2001, the decrease in equity in earnings of Senior Housing, offset by the reversal of an impairment loss reserve in 2001, the decrease in interest expense from the repayment of debt in 2001 and the increase in interest earned on financing proceeds received in December 2000 and interest earned on proceeds from the series A preferred shares issued during February 2001. Net income available for common shareholders is net income reduced by preferred distributions. Net income available for common shareholders decreased to $66.0 million, or $0.51 per common share in 2001 from $142.3 million, or $1.08 per common share in 2000 reflecting the foregoing factors and the issuance of preferred shares in early 2001.

Cash distributions declared for the years ended December 31, 2001 and 2000, were $103.8 million, or $0.80 per common share, and $121.4 million, or $0.92 per common share, respectively. Distributions paid in the first quarter of the year generally are based upon the prior year's operating results, but they are generally taxed to shareholders in the year when payment is made.

Cash flows provided by (used for) operating, investing and financing activities were $133.1 million, ($9.4) million and ($165.8) million, respectively, for the year ended December 31, 2001, and $151.3 million, $118.6 million and ($190.3) million, respectively, for the year ended December 31, 2000. Changes in all three categories between 2001 and 2000 are primarily related to assets sold in 2001 and 2000, the repayment of debt in 2001 and the issuance of preferred shares in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Our Operating Liquidity and Resources

Our principal sources of funds for current expenses and for distributions to shareholders are rents from our properties and, to a lesser extent, distributions received from our equity investments. Rents are generally received from our non-government tenants monthly in advance, and from our government tenants monthly in arrears. This flow of funds has historically been sufficient for us to pay day-to-day operating expenses, interest and distributions. We believe that our operating cash flow will be sufficient to meet our operating expense, interest and distribution payments for the foreseeable future.

Our Investment and Financing Liquidity and Resources

We have an unsecured revolving credit facility with a group of commercial banks that we use to fund acquisitions and improvements and to meet occasional cash needs which may result from timing differences between our receipt of rents and our desire to make distributions or our need to pay operating expenses. In December 2002 this credit facility was amended to extend the maturity date and to increase the maximum borrowing from $425 million to $560 million; $497 million is available for borrowing to April 2006 and the full $560 million is available for borrowing to April 2005. Borrowings under this credit facility bear interest at LIBOR plus a premium. This credit facility includes an accordian feature, which allows it to be expanded, in certain circumstances, up to $625 million. Funds available under this credit facility may be drawn, repaid and redrawn until maturity and no principal payment is due until maturity. At December 31, 2002, there was $37 million outstanding and $523 million available for borrowing under this credit facility, and we had cash and cash equivalents of $12.4 million. In the future we expect to use existing cash balances, borrowings under our credit facility and net proceeds of offerings of equity or debt securities to fund additional property acquisitions and meet our working capital needs, including funding on a temporary basis. Our outstanding debt maturities and weighted average interest rates as of December 31, 2002, were as follows (dollars in thousands):

Year of Maturity	Scheduled Principal Payments During Period	Weighted Average Interest Rate
2003	$ 5,577	7.3%
2004	9,908	7.9%
2005	107,119	6.7%
2006	44,656[1]	3.1%
2007	17,400	7.9%
2008	23,954	7.1%
2009	95,862[2]	7.8%
2010	55,567	8.6%
2011	291,967[3]	7.2%
2012 and thereafter	580,387[4]	7.2%
Total	$ 1,232,397[5]	7.1%

(1) Includes $37 million outstanding on our $560 million revolving bank credit facility at a variable rate of interest of LIBOR plus a spread, or 2.2% per annum at December 31, 2002. This amount was repaid with proceeds of the notes offering referred to in (5) below.

(2) Includes $90 million of 7.875% notes redeemed on February 24, 2003.

(3) Includes $65 million of 8.375% notes callable at par on or after June 15, 2003.

(4) Includes $143 million of 8.50% notes callable at par on or after November 15, 2003.

(5) Does not include $200 million of 6.40% notes due February 2015 issued on January 30, 2003.

To the extent we borrow on our credit facility and, as the maturity dates of our credit facility and term debts approach over the longer term, we will explore various alternatives for the repayment of amounts due. Such alternatives in the short term and long term may include borrowings under our revolving credit facility, incurring additional long term debt and issuing new equity securities. As of December 31, 2002, we had $1.6 billion available on our effective $3 billion shelf registration statement. An effective shelf registration statement allows us to issue public securities on an expedited basis, but it does not assure that there will be buyers for such securities. Although there can be no assurance that we will consummate any additional debt or equity offerings or other financings, we believe we will have access to various types of financing in the future, including debt or equity securities offerings, with which to finance future acquisitions and to pay our debt and other obligations.

Total assets increased to $3.2 billion at December 31, 2002, from $2.8 billion at December 31, 2001, primarily due to 2002 property acquisitions.

During 2002 we purchased 23 properties for $443.7 million, including closing costs, sold one property for net cash proceeds of $740,000 and funded $56.9 million of improvements to our owned properties. As of December 31, 2002, we had an outstanding agreement to purchase one office property. This property was acquired in January 2003 for $63.1 million, plus closing costs, using borrowings under our revolving bank credit facility.

During 2002 compared to 2001, cash expenditures made and capitalized for building and tenant improvements, leasing commissions and development and redevelopment activities were as follows (amounts in thousands):

	Year Ended December 31,	
	2002	2001
Building and tenant improvements and leasing commissions	$ 41,750	$ 28,386
Developments and redevelopment activities	$ 21,046	$ 8,118
Capitalized interest excluded from interest expense	$ 3,057	$ 787

Commitments made for expenditures in connection with leasing space during the quarter ended December 31, 2002, were as follows (amounts in thousands):

	Total	Renewals	New Leases
Square feet leased during the quarter	651	514	137
Total commitments for tenant improvements and leasing costs	$ 7,129	$ 3,243	$ 3,886
Average lease term (years)	6.8	6.6	7.2
Leasing costs per square foot per year	$ 1.61	$ 0.96	$ 3.94

At December 31, 2002, we owned 12.8 million, or 21.9%, of the common shares of beneficial interest of Senior Housing with a carrying value of $166.5 million and a market value of $135.9 million, and 4.0 million, or 6.4%, of the common shares of beneficial interest of Hospitality Properties with a carrying value of $97.6 million and a market value of $140.8 million. During 2002 we received cash dividends totaling $15.8 million from Senior Housing and $11.4 million from Hospitality Properties. In 2002 Senior Housing completed a public stock offering of common shares. As a result, our percentage ownership in Senior Housing decreased from 29.5% to 21.9%. We use the equity method of accounting to account for the issuance of common shares by Senior Housing and Hospitality Properties. Under this method, gains and losses reflecting changes in the value of our investments at the date of issuance of additional common shares by Senior Housing and Hospitality Properties are recognized in our income statement. Accordingly, we recognized a loss from this Senior Housing stock offering in 2002 of $1.4 million. On March 12, 2003, the market values of our Senior Housing and Hospitality Properties shares were $149.7 million and $118.1 million, respectively.

On July 3, 2002, we filed an application with the SEC to permit the sale of some of our shareholdings in our former subsidiaries, Senior Housing and Hospitality Properties, as well as new shares of ours to a new mutual fund to be organized by a subsidiary of Reit Management & Research LLC, or RMR, the investment manager to us, Senior Housing and Hospitality Properties. In January 2003, we elected to place our application on inactive status with the SEC principally because of changed market conditions.

In April 2002 we issued unsecured senior notes totaling $200 million, raising net proceeds of $196.4 million. These notes bear interest at 6.95%, require semiannual interest payments and mature in April 2012. In December 2002 we issued unsecured senior notes totaling $200 million, raising net proceeds of $196.9 million. These notes bear interest at 6.50%, require semiannual interest payments and mature in January 2013. Net proceeds from both offerings were used to repay amounts then outstanding under our revolving bank credit facility.

During 2002 we redeemed all of our $160 million 6.875% senior notes due in August 2002, at par plus a premium, and all of our $150 million 6.75% senior notes due in December 2002, at par. These redemptions were funded with cash on hand and borrowings under our revolving bank credit facility. We recognized extraordinary losses aggregating $3.5 million resulting from a prepayment premium and the write off of deferred financing fees and note discounts.

In September 2002 we issued 12,000,000 series B cumulative redeemable preferred shares in a public offering for net proceeds of $289.8 million. Each series B preferred share requires dividends of $2.1875 per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at our option, for $25.00 each plus accrued and unpaid dividends at any time on or after September 12, 2007. Net proceeds from this preferred share offering were used to repay $122 million then outstanding under our revolving bank credit facility, to redeem $128.3 million of our 6.75% senior notes due in December 2002 and to acquire properties during October 2002.

In January 2003 we issued $200 million of unsecured senior notes in a public offering, raising net proceeds of $196.4 million. These notes bear interest at 6.40%, require semiannual interest payments and mature in February 2015. Net proceeds from this offering were used to repay $97 million then outstanding under our revolving bank credit facility. The remaining proceeds were deposited in interest bearing cash accounts and used in February 2003 to redeem at par, our $90 million 7.875% senior notes due in April 2009, to purchase an additional property and for general business purposes. We expect to recognize a loss in 2003 of approximately $1.8 million from the write off of deferred financing fees in connection with the redemption of the 7.875% senior notes.

Debt Covenants

Our principal unsecured debt obligations at December 31, 2002, are our unsecured revolving credit facility and our $848 million of public debt. Our public debt is governed by indentures. These indentures and our credit facility agreement contain a number of financial ratio covenants which generally restrict our ability to incur debts, including debts secured by mortgages on our properties in excess of calculated amounts, require us to maintain a minimum net worth, as defined, and require us to maintain other ratios, as defined. Our credit facility also includes a covenant which limits the amount of aggregate distributions on preferred and common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility. At December 31, 2002, we were in compliance with all of our covenants under our indentures and our credit agreement.

In addition to our principal unsecured debt obligations, we have $347.4 million of mortgage notes outstanding at December 31, 2002. Our mortgage notes are secured by 25 of our properties.

None of our indentures, our revolving bank credit facility or our mortgage notes contain provisions for acceleration which could be triggered by our debt ratings. However, under our credit agreement, our senior debt rating is used to determine the fees and interest rate applied to borrowings.

Our public debt indentures contain cross default provisions to any other debts equal to or in excess of $20 million. Similarly, a default on any of our public debt indentures would constitute a default under our credit agreement.

As of December 31, 2002, we have no commercial paper, derivatives, swaps, hedges, guarantees or joint ventures. None of our debt documentation requires us to provide collateral security in the event of a ratings downgrade. We have no "off balance sheet" arrangements.

Related Party Transactions

We have agreements with RMR to provide investment management, property management and administrative services to us. RMR is beneficially owned by Barry M. Portnoy and Gerard M. Martin, each a managing trustee and member of our board of trustees. Each of our executive officers are also officers of RMR. Our independent trustees, including all of our trustees other than Messrs. Portnoy and Martin, review our advisory contract with RMR at least annually and make determinations regarding its negotiation, renewal or termination. Any termination of our advisory contract with RMR would cause a default under our bank credit facility, if not approved by a majority of lenders. Our current advisory contract with RMR expires on December 31, 2003. RMR is compensated at an annual rate equal to 0.7% of our average real estate investments, as defined, up to the first $250 million of such investments and 0.5% thereafter, plus an incentive fee based upon increases in funds from operations per common share, as defined, plus property management fees equal to three percent of gross rents and construction management fees equal to five percent of construction costs. The incentive fee payable to RMR is paid in our common shares.

CRITICAL ACCOUNTING POLICIES

Our most critical accounting policies involve our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on our recognition of depreciation expense; and

- assessment of the carrying values and impairments of long lived assets.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Recent declines in our occupancy percentages at some of our properties reflect current economic conditions and competition. Competition, economic conditions and other factors may cause additional occupancy declines in the future. In the future we may need to revise our carrying value assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own.

Our investments in Senior Housing and Hospitality Properties are accounted for using the equity method of accounting. Under the equity method we record our percentage share of net earnings from Senior Housing and Hospitality Properties in our consolidated statements of income. Under the equity method, accounting policy judgments made by Senior Housing and Hospitality Properties could have a material effect on our net income. Also, if we determine that there is an other than temporary decline in the fair value of these investments, their cost basis would be written down to fair value and the amount of the write down would be included in our earnings. In evaluating the fair value of these investments, we have considered, among other things, the quoted price, the financial condition and near term prospects of each investee, earnings trends, asset quality, asset valuation models, and the financial condition and prospects for their respective industries generally.

IMPACT OF INFLATION

We do not believe that the inflation which may occur in the United States economy during the next few years will have a material effect on our business. In the real estate market, inflation tends to increase the values that may be realized when properties are sold. Similarly, rents we can charge would likely increase with inflation. Conversely, inflation might cause our operating expenses or our cost of new acquisitions and of debt capital to increase. To mitigate the potential impact of inflation on our cost of debt capital, we may purchase interest rate cap contracts when we believe material interest rate increases are likely to occur.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged from December 31, 2001. Other than as described below, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how we manage this exposure in the near future. At December 31, 2002, our total outstanding term debt of $1.2 billion consisted of the following fixed rate notes:

	Amount	Coupon	Maturity
Unsecured senior notes:	$ 100.0 million	6.70%	2005
	90.0 million	7.875%	2009
	30.0 million	8.875%	2010
	20.0 million	8.625%	2010
	65.0 million	8.375%	2011
	200.0 million	6.95%	2012
	200.0 million	6.50%	2013
	143.0 million	8.50%	2013
Secured notes:	$ 3.4 million	9.12%	2004
	10.5 million	8.40%	2007
	17.1 million	7.02%	2008
	9.1 million	8.00%	2008
	8.2 million	7.66%	2009
	255.1 million	6.814%	2011
	44.0 million	6.794%	2029

The secured notes are secured by 25 of our office properties located in 12 office complexes and require principal and interest payments through maturity pursuant to amortization schedules.

No principal repayments are due under the unsecured senior notes until maturity. If all of the unsecured senior notes and secured notes were to be refinanced at interest rates which are 10% higher than shown above, our per annum interest cost would increase by approximately $8.7 million.

The market prices, if any, of each of our fixed rate obligations as of December 31, 2002, are sensitive to changes in interest rates. Typically, if market rates of interest increase, the current market price of a fixed rate obligation will decrease. Conversely, if market rates of interest decrease, the current market price of a fixed rate obligation will typically increase. Based on the balances outstanding at December 31, 2002, and discounted cash flow analyses, a hypothetical immediate 10% change in interest rates would change the fair value of our fixed rate debt obligations by approximately $50 million.

Each of our obligations for borrowed money has provisions that allow us to make repayments earlier than the stated maturity date. In some cases, we are not allowed to make early repayment prior to a cutoff date and in other cases we are allowed to make prepayments only at a premium to face value. In any event, these prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing at lower rates prior to maturity. For example, in February 2003 we redeemed all of our $90 million 7.875% senior notes due in April 2009, at par plus accrued interest. We funded this redemption with proceeds from our January 2003 6.4% senior notes offering which matures in 2015.

Our unsecured revolving bank credit facility bears interest at floating rates and matures by 2006. At December 31, 2002, there was $37 million outstanding and $523 million available for borrowing under this credit facility. We borrow in U.S. dollars and borrowings under our bank credit facility are subject to interest at LIBOR plus a premium. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. The following table presents the impact a 10% change in interest rates would have on our floating rate interest expense (dollars in thousands):

	Impact of Changes in Interest Rates		
	Interest Rate Per Year	Outstanding Debt	Total Interest Expense Per Year
At December 31, 2002	2.2%	$ 37,000	$ 814
10% reduction	2.0%	$ 37,000	$ 740
10% increase	2.4%	$ 37,000	$ 888

If the foregoing 10% changes in interest rates were to occur gradually over time, the impact would be spread over time. Our exposure to fluctuations in floating interest rates may increase in the future if we incur debt to fund acquisitions or otherwise.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

OUR ANNUAL REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES LITIGATION REFORM ACT OF 1995 AND FEDERAL SECURITIES LAWS. THESE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS ANNUAL REPORT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR EXPECTATIONS WITH RESPECT TO OUR ABILITY TO LEASE OUR PROPERTIES TO TENANTS, OUR TENANTS' ABILITY TO PAY RENTS, OUR ABILITY TO PURCHASE ADDITIONAL PROPERTIES, OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS, OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS, OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OUR ABILITY TO RAISE CAPITAL AND OTHER MATTERS. ALSO, WHENEVER WE USE THE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. HOWEVER, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION, THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS, COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE, AND CHANGES IN FEDERAL, STATE AND LOCAL LEGISLATION. FOR EXAMPLE: SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF OUR PROPERTIES; RENTS WHICH WE CAN ACHIEVE AT OUR PROPERTIES MAY DECLINE; OUR TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS; AND WE MAY BE UNABLE TO IDENTIFY PROPERTIES WHICH WE WANT TO BUY OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES FOR NEW PROPERTIES. THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH, SUCH AS CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR NEEDS FOR OFFICE SPACE, OR CHANGES IN THE CAPITAL MARKETS OR THE ECONOMY GENERALLY, ARE BEYOND OUR CONTROL. THE INFORMATION CONTAINED IN THIS ANNUAL REPORT IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. FORWARD LOOKING STATEMENTS ARE ONLY EXPRESSIONS OF OUR PRESENT EXPECTATIONS AND INTENTIONS. FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS.

Property and Occupancy Statistics

(square feet in thousands)

	All Properties		Comparable Properties[1]	
	December 31,		December 31,	
	2002	2001	2002	2001
Total properties	212	190	187	187
Total square feet	23,256	19,307	18,835	18,835
Square feet leased[2]	21,416	17,726	17,197	17,607
Percentage leased	92.1%	91.8%	91.3%	93.5%

Major Tenants

(dollars in millions)

Tenant	Annualized Rent[3]	% of Annualized Rent[3]
U. S. Government	$ 91.1	19.5%
GlaxoSmithKline plc	14.1	3.0%
Towers, Perrin, Forster & Crosby, Inc.	13.2	2.8%
PNC Financial Services Group	11.3	2.4%
Wachovia Corporation	9.4	2.0%
Solectron Corporation	9.3	2.0%
Mellon Financial Corporation	7.4	1.6%
FMC Corporation	7.3	1.6%
Fallon Clinics	7.2	1.5%
Ballard Spahr Andrews & Ingersoll, LLP	7.2	1.5%
Comcast Corporation	5.5	1.2%
Tyco International Ltd	5.1	1.1%
Schnader Harrison Segal & Lewis LLP	5.0	1.1%
Other tenants	274.3	58.7%
Over 1,000 tenants	$ 467.4	100.0%

(1) Includes properties owned by HRPT Properties continuously since October 1, 2001.

(2) Square feet leased includes space being fitted out for occupancy pursuant to signed leases and space which is leased but being offered for sublease by tenants.

(3) Annualized rent is rents pursuant to signed leases as of December 2002 plus expense reimbursements. Includes some triple net lease rents.

Real Estate Owned

(dollars in thousands)

Location	Number of Properties	Year(s) Built	Year(s) Acquired	Square Feet	Land	Buildings & Improvements	Total[1]	Accumulated Depreciation[2]
					Amount at Which Carried at December 31, 2002			
Alaska	1	1983	1997	24,279	$ 189	$ 843	$ 1,032	$ 119
Arizona	9	1982 - 1999	1997 - 2002	836,220	13,309	100,155	113,464	6,135
California	18	1971 - 1996	1996 - 2002	1,728,863	37,658	299,285	336,943	34,124
Colorado	9	1980 - 1997	1997 - 2002	795,535	9,534	89,833	99,367	4,988
Connecticut	2	1986 - 1988	1998	128,520	1,006	13,785	14,791	1,527
Delaware	2	1984 - 1986	1998 - 1999	422,696	5,889	54,006	59,895	5,593
District of Columbia	5	1966 - 1996	1996 - 1998	894,196	29,682	206,726	236,408	24,835
Florida	4	1987 - 1997	1998	83,325	1,159	10,755	11,914	1,300
Georgia	1	1990	1997	35,759	553	2,489	3,042	350
Kansas	1	1990	1997	161,292	1,060	5,626	6,686	981
Maryland	8	1986 - 1995	1997 - 1999	1,131,677	24,273	142,829	167,102	19,225
Massachusetts	29	1875 - 1995	1995 - 2001	1,561,933	20,354	178,478	198,832	26,827
Minnesota	14	1957 - 1995	1998 - 1999	1,237,427	11,286	106,915	118,201	10,666
Missouri	1	1995	1997	87,993	1,469	6,611	8,080	913
New Hampshire	1	1979	1999	210,879	2,210	19,960	22,170	1,809
New Jersey	4	1979 - 1990	1998	311,045	3,583	32,383	35,966	3,058
New Mexico	14	1974 - 1987	1997 - 2002	925,403	8,543	68,065	76,608	3,337
New York	10	1952 - 1994	1996 - 1999	1,581,601	18,464	151,414	169,878	16,191
Ohio	1	1994	1998	156,175	1,528	13,751	15,279	1,563
Oklahoma	6	1992 - 1993	1997 - 1999	392,972	6,836	40,017	46,853	4,562
Pennsylvania	27	1960 - 1998	1997 - 2002	6,090,628	80,391	734,144	814,535	66,157
Rhode Island	1	1997	1997	62,000	320	7,690	8,010	1,064
Tennessee	1	1985	1998	203,852	2,208	21,083	23,291	2,524
Texas	30	1968 - 2001	1997 - 2001	3,152,050	47,671	325,447	373,118	35,230
Virginia	9	1986 - 1999	1996 - 2002	739,899	10,805	81,907	92,712	7,138
Washington	2	1995	1997	140,152	4,043	17,458	21,501	2,541
West Virginia	1	1993	1997	36,818	922	4,047	4,969	577
Wyoming	1	1995	1997	122,647	1,950	8,464	10,414	1,214
Total real estate owned	212			23,255,836	$ 346,895	$ 2,744,166	$ 3,091,061	$ 284,548

Taxability of Common Distributions

Payment Date	Distribution Paid Per Share	Ordinary Income	Return of Capital
February 22, 2002	$ 0.2000	$ 0.1531	$ 0.0469
May 24, 2002	0.2000	0.1531	0.0469
August 23, 2002	0.2000	0.1531	0.0469
November 22, 2002	0.2000	0.1531	0.0469
Total 2002 distributions[3]	$ 0.8000	$ 0.6124	$ 0.1876
February 23, 2001	$ 0.2000	$ 0.1880	$ 0.0120
May 25, 2001	0.2000	0.1489	0.0511
August 24, 2001	0.2000	0.1489	0.0511
November 21, 2001	0.2000	0.1489	0.0511
December 31, 2001[4]	0.0726	0.0541	0.0185
Total 2001 distributions[3]	$ 0.8726	$ 0.6888	$ 0.1838

(1) Aggregate cost for federal income tax purposes is $2,912,261.

(2) Depreciation is provided using estimated useful lives for building and improvements of up to 40 years and for equipment of up to 12 years.

(3) Distributions per common share declared with respect to 2002 and 2001 were $0.80 and $0.8726, respectively.

(4) Represents distribution of common shares of Five Star Quality Care, Inc.

Report of Independent Auditors

TO THE TRUSTEES AND SHAREHOLDERS OF HRPT PROPERTIES TRUST:

We have audited the accompanying consolidated balance sheets of HRPT Properties Trust as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Hospitality Properties Trust (a real estate investment trust in which the Company has a 6.4% interest as of December 31, 2002 and 2001) for the two years in the period ended December 31, 2001 were audited by other auditors who have ceased operation and whose report dated January 15, 2002, which expressed an unqualified opinion on those statements, has been furnished to us; insofar as our opinion on the 2001 and 2000 consolidated financial statements relates to data included for Hospitality Properties Trust, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HRPT Properties Trust at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
February 7, 2003

Consolidated Balance Sheets

(dollars in thousands, except share data)

	December 31,	
	2002	2001
ASSETS		
Real estate properties, at cost:		
Land	$ 346,895	$ 302,601
Buildings and improvements	2,744,166	2,289,886
	3,091,061	2,592,487
Less accumulated depreciation	284,548	219,140
	2,806,513	2,373,347
Equity investments	264,087	273,442
Cash and cash equivalents	12,384	50,555
Restricted cash	9,415	8,582
Rents receivable, net	63,105	46,847
Other assets, net	50,836	52,653
	$ 3,206,340	$ 2,805,426
LIABILITIES AND SHAREHOLDERS' EQUITY		
Borrowings on revolving credit facility	$ 37,000	$ –
Senior notes payable, net	843,180	757,505
Mortgage notes payable, net	335,797	339,712
Accounts payable and accrued expenses	38,402	32,888
Deferred rents	10,935	7,924
Security deposits	8,444	7,334
Due to affiliates	6,309	3,563
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized:		
Series A, 8,000,000 shares issued and outstanding	193,086	193,086
Series B, 12,000,000 and zero shares issued and outstanding, respectively	289,849	–
Common shares of beneficial interest, $0.01 par value: 150,000,000 shares authorized, 128,825,247 and 128,808,747 shares issued and outstanding, respectively	1,288	1,288
Additional paid in capital	1,945,753	1,945,610
Cumulative net income	1,010,515	903,752
Cumulative common distributions	(1,475,555)	(1,372,503)
Cumulative preferred distributions	(38,663)	(14,319)
Unrealized holdings losses on investments	–	(414)
Total shareholders' equity	1,926,273	1,656,500
	$ 3,206,340	$ 2,805,426

See accompanying notes

Consolidated Statements of Income

(in thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
REVENUES:			
Rental income	$ 413,790	$ 387,561	$ 400,976
Interest and other income	3,176	6,611	4,030
Total revenues	416,966	394,172	405,006
EXPENSES:			
Operating expenses	152,614	140,592	138,937
Interest (including amortization of note discounts and deferred financing fees of $5,276, $4,919 and $2,800, respectively)	86,360	90,518	102,657
Depreciation and amortization	68,750	61,744	60,630
General and administrative	16,815	15,614	17,271
Reversal of impairment of assets	–	(3,955)	–
Total expenses	324,539	304,513	319,495
Income before equity in earnings of equity investments, gain on sale of properties and extraordinary item	92,427	89,659	85,511
Equity in earnings of equity investments	19,261	14,559	33,280
Loss on equity transactions of equity investments	(1,421)	(19,265)	–
Income before gain on sale of properties and extraordinary item	110,267	84,953	118,791
Gain on sale of properties, net	–	–	24,575
Income before extraordinary item	110,267	84,953	143,366
Extraordinary item – early extinguishment of debt	(3,504)	(2,149)	(1,094)
Net income	106,763	82,804	142,272
Preferred distributions	(27,625)	(16,842)	–
Net income available for common shareholders	$ 79,138	$ 65,962	$ 142,272
Weighted average common shares outstanding	128,817	130,253	131,937
Basic and diluted earnings per common share:			
Income before gain on sale of properties and extraordinary item	$ 0.64	$ 0.52	$ 0.90
Income before extraordinary item	$ 0.64	$ 0.52	$ 1.09
Extraordinary item – early extinguishment of debt	(0.03)	(0.01)	(0.01)
Net income available for common shareholders	$ 0.61	$ 0.51	$ 1.08

See accompanying notes

Consolidated Statements of Shareholders' Equity

(in thousands, except share data)

	Preferred Shares					Common Shares					Accumulated	
	Series A		Series B		Cumulative			Cumulative	Additional		Other	
	Number of Shares	Preferred Shares	Number of Shares	Preferred Shares	Preferred Distributions	Number of Shares	Common Shares	Common Distributions	Paid in Capital	Cumulative Net Income	Comprehensive Income (Loss)	Total
Balance at December 31, 1999	–	$ –	–	$ –	$ –	131,908,126	$ 1,319	$ (1,121,533)	$ 1,971,366	$ 678,676	$ (7,361)	$ 1,522,467
Stock grants	–	–	–	–	–	40,721	–	–	313	–	–	313
Comprehensive income:												
Net income	–	–	–	–	–	–	–	–	–	142,272	–	142,272
Unrealized holding gains on investments	–	–	–	–	–	–	–	–	–	–	1,366	1,366
Total comprehensive income	–	–	–	–	–	–	–	–	–	142,272	1,366	143,638
Distributions	–	–	–	–	–	–	–	(137,206)	–	–	–	(137,206)
Balance at December 31, 2000	–	–	–	–	–	131,948,847	1,319	(1,258,739)	1,971,679	820,948	(5,995)	1,529,212
Issuance of shares, net	8,000,000	193,086	–	–	–	–	–	–	–	–	–	193,086
Stock grants	–	–	–	–	–	14,000	–	–	132	–	–	132
Shares repurchased	–	–	–	–	–	(3,154,100)	(31)	–	(26,201)	–	–	(26,232)
Comprehensive income:												
Net income	–	–	–	–	–	–	–	–	–	82,804	–	82,804
Unrealized holding gains on investments	–	–	–	–	–	–	–	–	–	–	5,581	5,581
Total comprehensive income	–	–	–	–	–	–	–	–	–	82,804	5,581	88,385
Distribution of Five Star Quality Care, Inc. shares	–	–	–	–	–	–	–	(9,352)	–	–	–	(9,352)
Distributions	–	–	–	–	(14,319)	–	–	(104,412)	–	–	–	(118,731)
Balance at December 31, 2001	8,000,000	193,086	–	–	(14,319)	128,808,747	1,288	(1,372,503)	1,945,610	903,752	(414)	1,656,500
Issuance of shares, net	–	–	12,000,000	289,849	–	–	–	–	–	–	–	289,849
Stock grants	–	–	–	–	–	16,500	–	–	143	–	–	143
Comprehensive income:												
Net income	–	–	–	–	–	–	–	–	–	106,763	–	106,763
Unrealized holding gains on investments	–	–	–	–	–	–	–	–	–	–	1,713	1,713
Reclassification adjustment for gains realized in net income	–	–	–	–	–	–	–	–	–	–	(1,299)	(1,299)
Total comprehensive income	–	–	–	–	–	–	–	–	–	106,763	414	107,177
Distributions	–	–	–	–	(24,344)	–	–	(103,052)	–	–	–	(127,396)
Balance at December 31, 2002	8,000,000	$ 193,086	12,000,000	$ 289,849	$ (38,663)	128,825,247	$ 1,288	$ (1,475,555)	$ 1,945,753	$ 1,010,515	$ –	$ 1,926,273

See accompanying notes

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 106,763	$ 82,804	$ 142,272
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	65,489	59,542	59,423
Amortization of note discounts and deferred financing fees	5,276	4,919	2,800
Other amortization	3,261	2,202	1,207
Reversal of impairment of assets	–	(3,955)	–
Equity in earnings of equity investments	(19,261)	(14,559)	(33,280)
Loss on equity transactions of equity investments	1,421	19,265	–
Distributions of earnings from equity investments	19,261	14,559	27,049
Gain on sale of properties, net	–	–	(24,575)
Extraordinary item	177	2,149	1,094
Change in assets and liabilities:			
Increase in rents receivable and other assets	(15,925)	(17,530)	(12,985)
Increase (decrease) in accounts payable and accrued expenses	5,514	(7,748)	(12,237)
Increase (decrease) in deferred rents	3,011	1,865	(2,946)
Increase (decrease) in security deposits	1,110	723	(430)
Increase (decrease) in due to affiliates	2,746	(11,137)	3,861
Cash provided by operating activities	178,843	133,099	151,253
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions and improvements	(500,581)	(56,976)	(21,506)
Distributions in excess of earnings from equity investments	7,934	12,092	3,245
Proceeds from repayment of real estate mortgages receivable	–	10,404	3,522
Proceeds from sale of real estate	740	10,583	154,600
(Increase) decrease in restricted cash	(833)	14,544	(21,302)
Purchase of Five Star Quality Care, Inc. common shares	–	(52)	–
Cash (used for) provided by investing activities	(492,740)	(9,405)	118,559
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of preferred shares	289,849	193,086	–
Proceeds from borrowings	1,041,282	–	688,340
Payments on borrowings	(924,200)	(207,205)	(735,352)
Deferred finance fees	(3,809)	(6,738)	(6,119)
Distributions to common shareholders	(103,052)	(104,412)	(137,206)
Distributions to preferred shareholders	(24,344)	(14,319)	–
Repurchase of common shares	–	(26,232)	–
Cash provided by (used for) financing activities	275,726	(165,820)	(190,337)
(Decrease) increase in cash and cash equivalents	(38,171)	(42,126)	79,475
Cash and cash equivalents at beginning of period	50,555	92,681	13,206
Cash and cash equivalents at end of period	$ 12,384	$ 50,555	$ 92,681

See accompanying notes

Consolidated Statements of Cash Flows (continued)

(in thousands)

	Year Ended December 31,		
	2002	2001	2000
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid (including capitalized interest paid of $3,057, $787 and $1,680, respectively)	$ 83,954	$ 89,158	$ 103,478
NON-CASH INVESTING ACTIVITIES:			
Real estate acquired by foreclosure	$ –	$ –	$ 2,300
Investments in real estate mortgages receivable	–	–	1,300
Receipt of Five Star Quality Care, Inc. common shares	–	9,300	–
NON-CASH FINANCING ACTIVITIES:			
Issuance of common shares	$ 143	$ 132	$ 313
Distribution of Five Star Quality Care, Inc. common shares	–	(9,352)	–

See accompanying notes

Notes to Consolidated Financial Statements

NOTE 1. ORGANIZATION

HRPT Properties Trust, a Maryland real estate investment trust (the "Company"), was organized on October 9, 1986. At December 31, 2002, the Company had investments in 212 office properties and owned 21.9% and 6.4% of the common shares of Senior Housing Properties Trust ("SNH") and Hospitality Properties Trust ("HPT"), respectively. At December 31, 2002, SNH owned 119 senior housing properties and HPT owned 251 hotels.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The consolidated financial statements include the Company's investments in 100% owned subsidiaries. The Company's investments in 50% or less owned companies over which it can exercise influence, but does not control, are accounted for using the equity method of accounting. All intercompany transactions have been eliminated. Significant influence is present through common representation on the board of trustees. The Company's two managing trustees are also managing trustees of SNH and HPT, and owners of Reit Management & Research LLC ("RMR"), which is the investment manager to the Company, SNH and HPT. The Company uses the income statement method to account for issuance of common shares of beneficial interest by SNH and HPT. Under this method, gains and losses reflecting changes in the value of the Company's investments at the date of issuance of additional common shares by SNH or HPT are recognized in the Company's income statement.

Real Estate Property. Real estate properties are recorded at cost. Depreciation on real estate investments is provided for on a straight line basis over estimated useful lives ranging up to 40 years. Impairment losses on investments are recognized where indicators of impairment are present and the undiscounted cash flow estimated to be generated by the Company's investments is less than the carrying amount of such investments. The determination of undiscounted cash flow includes consideration of many factors including income to be earned from the investment, holding costs (exclusive of interest), estimated selling prices, and prevailing economic and market conditions.

Cash and Cash Equivalents. Cash, overnight repurchase agreements and short term investments with original maturities of three months or less at the date of purchase are carried at cost plus accrued interest.

Restricted Cash. Restricted cash consists of amounts escrowed for future real estate taxes and capital expenditures.

Other Assets, Net. Other assets consist principally of deferred financing fees, investments in marketable equity securities and prepaid property operating expenses. Deferred financing fees include issuance costs related to borrowings and are capitalized and amortized over the terms of the respective loans. At December 31, 2002 and 2001, capitalized deferred financing fees totaled $27.1 million and $25.2 million, respectively, and accumulated amortization for deferred financing fees totaled $8.0 million and $6.1 million, respectively. Marketable equity securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported as a separate component of shareholders' equity. During 2002 the Company sold all of its marketable equity securities for $12.9 million and realized gains of $1.3 million that are included in other income on the Company's consolidated statements of income. At December 31, 2001, the Company's investments in marketable equity securities were included in other assets and had a fair value of $10.9 million, and unrealized holding losses of $414,000.

Revenue Recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements.

Earnings Per Common Share. Basic earnings per common share is computed using the weighted average number of common shares outstanding during the period. In 2001 the Company redeemed $202.5 million of convertible securities that were convertible into 11.3 million common shares of the Company. Basic earnings per share equals diluted earnings per share, as the effect of these convertible securities was anti-dilutive.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

Segment Information. The Company derives its revenues from a single line of business, commercial real estate ownership.

Income Taxes. The Company is a real estate investment trust under the Internal Revenue Code of 1986, as amended. Accordingly, the Company expects not to be subject to federal income taxes provided it distributes its taxable income and meets other requirements for qualifying as a real estate investment trust. However, it is subject to some state and local taxes on its income and property. The characterization of the distributions paid in 2002, 2001 and 2000 was 76.6%, 78.9% and 64.1% ordinary income, respectively, and 23.4%, 21.1% and 0% return of capital, respectively. In addition, 2000 distributions included 9.4% unrecaptured depreciation and 26.5% long term capital gain.

Use of Estimates. Preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from these estimates.

New Accounting Pronouncements. In April 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as an extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence. The Company will be required to implement FAS 145 on January 1, 2003. Upon implementation, the Company will reclassify all extraordinary gains or losses from debt extinguishments in 2002 and prior as ordinary income/loss from operations. In 2001 the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") which provided new guidance in accounting for goodwill and intangible assets and Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), both of which were adopted by the Company on January 1, 2002. The adoption of FAS 142 and FAS 144 did not have a material impact on the Company's financial position or results of operations.

NOTE 3. REAL ESTATE PROPERTIES

During the year ended December 31, 2002, the Company purchased 23 properties for $443.7 million, including closing costs, and funded improvements to its owned properties totaling $56.9 million. The Company also sold one property to an unaffiliated third party for net cash proceeds of $740,000. As of December 31, 2002, the Company had an outstanding agreement to purchase one office property. This property was acquired in January 2003 for $63.1 million, plus closing costs.

The Company's real estate properties are generally leased on gross lease, modified gross lease or triple net lease bases pursuant to noncancelable, fixed term operating leases expiring between 2003 to 2023. The triple net leases generally require the lessee to pay all property operating costs. The Company's gross leases and modified gross leases require the Company to pay some or all property operating expenses and to provide most or all property management services.

The future minimum lease payments to be received by the Company during the current terms of its leases as of December 31, 2002, are approximately $359.6 million in 2003, $327.5 million in 2004, $289.1 million in 2005, $249.1 million in 2006, $210.4 million in 2007 and $895.9 million thereafter.

The tenant responsible for the largest percentage of the Company's rents is the United States Government. For the years ended December 31, 2002, 2001 and 2000, revenues from the United States Government were $71.1 million, $63.1 million and $71.3 million, respectively.

NOTE 4. EQUITY INVESTMENTS

At December 31, 2002 and 2001, the Company had the following equity investments (dollars in thousands):

	Ownership Percentage		Equity in Earnings		Equity Investments	
	December 31,		Year Ended December 31,		December 31,	
	2002	2001	2002	2001	2002	2001
SNH	21.9%	29.5%	$ 11,228	$ 6,696	$ 166,521	$ 171,969
HPT	6.4	6.4	8,033	7,863	97,566	101,473
			$ 19,261	$ 14,559	$ 264,087	$ 273,442

At December 31, 2002, the Company owned 12,809,238 common shares of beneficial interest of SNH with a carrying value of $166.5 million and a market value, based on quoted market prices, of $135.9 million. SNH is a real estate investment trust that invests principally in senior housing real estate and was a 100% owned subsidiary of the Company until October 12, 1999, at which time the Company spun-off 50.7% of the common shares of SNH to the Company's shareholders (the "Spin-Off"). Since the Spin-Off, the Company's investment in SNH is accounted for using the equity method of accounting. Prior to the Spin-Off, the operating results of SNH were included in the Company's results of operations. In 2001 SNH completed two public offerings of common shares. As a result of these transactions, the Company's ownership percentage in SNH was reduced from 49.4% at December 31, 2000, to 29.5% at December 31, 2001, and the Company recognized losses totaling $18.1 million. In 2002 SNH completed one public offering of common shares that further reduced the Company's ownership percentage in SNH from 29.5% at December 31, 2001, to 21.9% at December 31, 2002, and the Company recognized a loss of $1.4 million.

Summarized financial data of SNH is as follows (in thousands, except per share data):

	December 31,	
	2002	2001
Real estate properties, net	$ 1,113,448	$ 468,947
Cash and cash equivalents	8,654	352,026
Other assets	36,098	46,330
	$ 1,158,200	$ 867,303
Unsecured revolving bank credit facility	$ 81,000	$ –
Senior unsecured notes due 2012, net of discount	243,746	243,607
Other liabilities	81,128	49,072
Shareholders' equity	752,326	574,624
	$ 1,158,200	$ 867,303

	Year Ended December 31,		
	2002	2001	2000
Revenues	$ 122,297	$ 274,644	$ 75,632
Expenses	67,473	255,168	44,424
Income from continuing operations before distributions on trust preferred securities and gain on sale of properties	54,824	19,476	31,208
Distributions on trust preferred securities	(2,811)	(1,455)	–
Income from continuing operations before gain on sale of properties	52,013	18,021	31,208
Loss from discontinued operations	(1,829)	(1,003)	(186)
Gain on sale of properties	–	–	27,415
Net income	$ 50,184	$ 17,018	$ 58,437
Weighted average shares outstanding	56,416	30,859	25,958
Basic and diluted earnings per share:			
Income from continuing operations before gain on sale of properties	$ 0.92	$ 0.58	$ 1.20
Loss from discontinued operations	$ (0.03)	$ (0.03)	$ (0.01)
Net income	$ 0.89	$ 0.55	$ 2.25

On December 31, 2001, SNH spun-off its 100% owned subsidiary, Five Star Quality Care, Inc. ("Five Star") by distributing substantially all of Five Star's common shares to its shareholders (the "Five Star Spin-Off"), including the Company. In connection with the Five Star Spin-Off, the Company received 1,280,924 common shares of Five Star which were valued at $9.3 million. In order to distribute these Five Star common shares on a round lot basis or one Five Star common share for every 100 of the Company's common shares, the Company purchased 7,163 additional common shares from Five Star on December 31, 2001, and immediately distributed all 1,288,087 of these common shares to the Company's shareholders. Five Star, which is not a REIT, leases and operates senior housing properties including some owned by SNH.

During 2000 settlement agreements were approved between SNH and two tenants that filed for bankruptcy and accounted for approximately 48% of SNH's revenues. In accordance with these agreements, SNH assumed operations for over 50 nursing homes formerly leased to these tenants effective July 1, 2000. As a result, SNH recognized gain on foreclosures and lease terminations of $7.1 million and paid non-recurring general and administrative expenses of $3.5 million in 2000. In addition, SNH sold four properties in 2000 and recognized a gain of $27.4 million. Pursuant to the Company's accounting policies, the Company recognized $300,000, $1.7 million and $13.5 million of SNH's gain on foreclosures and lease terminations, non-recurring general and administrative expenses and gain on sale of properties, respectively. SNH's $7.1 million gain on foreclosures and lease terminations included approximately $6.5 million of value represented by shares of the Company which were pledged to secure a SNH bankrupt tenant's obligations to SNH and which were surrendered to SNH. The Company's equity in earnings of SNH excludes any portion of the gain attributable to these shares.

At December 31, 2002, the Company owned 4,000,000 common shares of beneficial interest of HPT with a carrying value of $97.6 million and a market value, based on quoted market prices, of $140.8 million. HPT is a real estate investment trust that owns hotels. In 2001 HPT completed a public stock offering of common shares. As a result of this transaction, the Company's ownership percentage in HPT was reduced from 7.1% to 6.4% and the Company recognized a loss of $1.2 million.

Summarized financial data of HPT is as follows (in thousands, except per share data):

	December 31,	
	2002	2001
Real estate properties, net	$ 2,336,412	$ 2,265,824
Other assets	67,344	89,140
	$ 2,403,756	$ 2,354,964
Security and other deposits	$ 269,918	$ 263,983
Other liabilities	488,818	486,462
Shareholders' equity	1,645,020	1,604,519
	$ 2,403,756	$ 2,354,964

	Year Ended December 31,		
	2002	2001	2000
Revenues	$ 348,706	$ 303,877	$ 263,023
Expenses	204,904	171,921	136,752
Net income before extraordinary item	143,802	131,956	126,271
Extraordinary item - loss on early extinguishment of debt	(1,600)	–	–
Net income	142,202	131,956	126,271
Preferred distributions	(7,572)	(7,125)	(7,125)
Net income available for common shareholders	$ 134,630	$ 124,831	$ 119,146
Weighted average common shares outstanding	62,538	58,986	56,466
Basic and diluted earnings per common share:			
Net income available for common shareholders before extraordinary item	$ 2.18	$ 2.12	$ 2.11
Extraordinary item - loss on early extinguishment of debt	(0.03)	–	–
Net income available for common shareholders	$ 2.15	$ 2.12	$ 2.11

NOTE 5. SHAREHOLDERS' EQUITY

The Company originally reserved 1,000,000 shares of the Company's common shares under the terms of the 1992 Incentive Share Award Plan (the "Award Plan"). During the years ended December 31, 2002, 2001 and 2000, 15,000 common shares with an aggregate market value of $130,000, 12,500 common shares with an aggregate market value of $119,000, and 13,000 common shares with an aggregate market value of $86,000 were awarded to officers of the Company and employees of RMR pursuant to this plan. In addition, the Independent Trustees were each awarded 500 common shares annually as part of their annual fees. The market values of the common shares awarded to the Independent Trustees were $13,000, $13,000 and $12,000 for the years ended December 31, 2002, 2001 and 2000, respectively. A portion of the shares awarded to the officers and employees of RMR vested immediately and the balance will vest over a two year period. The shares awarded to the Trustees vested immediately. The Company includes the value of awarded common shares in general and administrative expenses. At December 31, 2002, 613,205 shares of the Company's common shares remain reserved for issuance under the Award Plan.

The Company declared a distribution of $0.20 per common share which was paid on February 21, 2003, to shareholders of record on January 17, 2003. Cash distributions per common share paid by the Company in 2002, 2001 and 2000, were $0.80, $0.80 and $1.04, respectively.

In September 2002 the Company issued 12,000,000 series B cumulative redeemable preferred shares in a public offering for net proceeds of $289.8 million. Each series B preferred share requires dividends of $2.1875 per annum, payable in equal quarterly payments. Each series B preferred share has a liquidation preference of $25.00 and is redeemable, at the Company's option, for $25.00 each plus accrued and unpaid dividends at any time on or after September 12, 2007. The Company's 8,000,000 series A cumulative redeemable preferred shares carry dividends of $2.46875 per annum per share, payable in equal quarterly payments and have a liquidation preference of $25.00 per share. The series A preferred shares are redeemable, at the Company's option, for $25.00 each plus accrued and unpaid dividends at any time on or after February 22, 2006.

The Company has adopted a Shareholders Rights Plan pursuant to which a right to purchase securities is distributable to shareholders in certain circumstances. Each right entitles the holder to purchase or to receive securities or other assets of the Company upon the occurrence of certain events. The rights expire on October 17, 2004, and are redeemable at the Company's option at any time.

NOTE 6. TRANSACTIONS WITH AFFILIATES

The Company has agreements with RMR to provide investment advice, property management and administrative services to the Company. RMR is owned by Gerard M. Martin and Barry M. Portnoy, who also serve as managing trustees of the Company. RMR is compensated at an annual rate equal to 0.7% of the Company's real estate investments up to $250 million and 0.5% of investments thereafter, plus property management fees equal to three percent of gross rents and construction management fees equal to five percent of construction costs. RMR is also entitled to an incentive fee which is paid in restricted shares of the Company's common stock based on a formula. Incentive fees earned for the year ended December 31, 2002, were approximately $773,000. No incentive fees were earned for the years ended December 31, 2001 and 2000. At December 31, 2002, affiliates of RMR owned 1,250,296 common shares of the Company. RMR also leases approximately 12,500 square feet of office space from the Company at rental rates which the Company believes to be commercially reasonable.

Amounts resulting from transactions with affiliates are as follows (dollars in thousands):

	Year Ended December 31,		
	2002	2001	2000
Advisory and incentive fees paid to RMR	$ 15,060	$ 13,279	$ 13,761
Distributions paid to beneficial owners of RMR and their affiliates	1,000	1,091	1,292
Rental income received from RMR	293	310	266
Management fees paid to RMR	12,685	11,565	12,384

Notes to Consolidated Financial Statements (continued)

NOTE 7. INDEBTEDNESS

At December 31, 2002 and 2001, the Company's outstanding indebtedness included the following (dollars in thousands):

	December 31, 2002	December 31, 2001
Unsecured revolving bank credit facility, due April 2006, at LIBOR plus a premium	$ 37,000	$ –
Senior Notes, due 2002 at 6.875%	–	160,000
Senior Notes, due 2002 at 6.75%	–	150,000
Senior Notes, due 2005 at 6.70%	100,000	100,000
Senior Notes, due 2010 at 8.875%	30,000	30,000
Senior Notes, due 2010 at 8.625%	20,000	20,000
Senior Notes, due 2012 at 6.95%	200,000	–
Senior Notes, due 2013 at 6.50%	200,000	–
Monthly Income Senior Notes, due 2009 at 7.875%	90,000	90,000
Monthly Income Senior Notes, due 2011 at 8.375%	65,000	65,000
Monthly Income Senior Notes, due 2013 at 8.50%	143,000	143,000
Mortgage Notes Payable, due 2004 at 9.12%	3,433	3,470
Mortgage Notes Payable, due 2007 at 8.40%	10,518	10,727
Mortgage Notes Payable, due 2008 at 7.02%	17,068	17,285
Mortgage Notes Payable, due 2008 at 8.00%	9,093	10,224
Mortgage Notes Payable, due 2009 at 7.66%	8,237	9,194
Mortgage Notes Payable, due 2011 at 6.814%	255,048	257,698
Mortgage Notes Payable, due 2029 at 6.794%	44,000	44,000
	1,232,397	1,110,598
Less unamortized discounts	16,420	13,381
	$ 1,215,977	$ 1,097,217

In 2002 the Company issued unsecured senior notes aggregating $400 million in two separate public offerings, raising net proceeds of $393.3 million. The notes bear interest at 6.95% and 6.50%, require semiannual interest payments and mature in April 2012 and January 2013. Net proceeds from both offerings were used to repay amounts outstanding under the Company's revolving bank credit facility.

During 2002 the Company redeemed all of its $160 million 6.875% senior notes due in August 2002, at par plus a premium, and all of its $150 million 6.75% senior notes due in December 2002, at par. These redemptions were funded with cash on hand and borrowings under the Company's revolving bank credit facility. The Company recognized extraordinary losses aggregating $3.5 million resulting from the prepayment premium and the write off of deferred financing fees and note discounts arising from these redemptions.

The Company has a $560 million unsecured revolving bank credit facility that bears interest at LIBOR plus a premium and matures in April 2006. This credit facility also includes an accordian feature which allows it to be expanded, in certain circumstances, up to $625 million. The average interest rate on amounts outstanding under the Company's credit facility during 2002 was 2.4%. No borrowings were outstanding at December 31, 2001. In December 2002 this credit facility was amended to extend the maturity date and to increase the maximum borrowing to $560 million; $497 million is available for borrowing to April 2006 and all of which is available for borrowing to April 2005.

The Company's public debt indentures and credit facility agreement contain a number of financial and other covenants, including a credit facility covenant which limits the amount of aggregate distributions on preferred and common shares to 90% of operating cash flow available for shareholder distributions as defined in the credit facility.

At December 31, 2002, 12 office complexes comprised of 25 properties costing $638.6 million with an aggregate net book value of $564.2 million were secured by mortgage notes totaling $347.4 million maturing from 2004 through 2029 which, net of unamortized discounts, amounted to $335.8 million.

The required principal payments due during the next five years under all debt outstanding at December 31, 2002, are $5.6 million in 2003, $9.9 million in 2004, $107.1 million in 2005, $44.7 million in 2006, $17.4 million in 2007 and $1.0 billion thereafter.

In January 2003 the Company issued $200 million unsecured senior notes in a public offering, raising net proceeds of $196.4 million. The notes bear interest at 6.40%, require semiannual interest payments and mature in February 2015. Net proceeds from this offering were used to repay amounts outstanding under the Company's revolving bank credit facility, to redeem the Company's $90 million 7.875% senior notes due in 2009 and for general business purposes, including the acquisition of properties.

NOTE 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, rents receivable, equity investments, senior notes, mortgage notes payable, accounts payable and other accrued expenses and security deposits. At December 31, 2002 and 2001, the fair values of the Company's financial instruments were not materially different from their carrying values, except as follows (dollars in thousands):

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Equity investments	$ 264,087	$ 276,706	$ 273,442	$ 296,177
Senior notes and mortgage notes payable	1,178,977	1,274,145	1,097,217	1,145,558

The fair values of the senior notes and mortgage notes payable are based on estimates using discounted cash flow analysis and currently prevailing rates. For purposes of this disclosure, the fair value of the equity investments are based on quoted per share prices for HPT of $35.20 and $29.50 at December 31, 2002 and 2001, respectively, and quoted per share prices for SNH of $10.61 and $13.91 at December 31, 2002 and 2001, respectively.

NOTE 9. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations of the Company for 2002 and 2001 (dollars in thousands, except per share amounts):

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 98,675	$ 100,729	$ 102,067	$ 115,495
Income before equity in earnings of equity investments and extraordinary item	21,214	22,469	22,538	26,206
Equity in earnings of equity investments	4,715	4,343	4,784	5,419
Loss on equity transactions of equity investments	(1,421)	–	–	–
Income before extraordinary item	24,508	26,812	27,322	31,625
Extraordinary item - early extinguishment of debt	(3,344)	–	(119)	(41)
Net income	21,164	26,812	27,203	31,584
Preferred distributions	(4,938)	(4,937)	(6,250)	(11,500)
Net income available for common shareholders	16,226	21,875	20,953	20,084
Per common share data:				
Income before equity in earnings of equity investments and extraordinary item	0.13	0.14	0.13	0.11
Income before extraordinary item	0.15	0.17	0.16	0.16
Net income available for common shareholders	0.13	0.17	0.16	0.16

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 99,830	$ 98,646	$ 96,784	$ 98,912
Income before equity in earnings of equity investments and extraordinary item	24,451	22,860	21,119	21,229
Equity in earnings of equity investments	3,162	3,188	4,280	3,929
Loss on equity transactions of equity investments	–	–	(5,636)	(13,629)
Income before extraordinary item	27,613	26,048	19,763	11,529
Extraordinary item - early extinguishment of debt	(1,817)	(332)	–	–
Net income	25,796	25,716	19,763	11,529
Preferred distributions	(2,030)	(4,937)	(4,938)	(4,937)
Net income available for common shareholders	23,766	20,779	14,825	6,592
Per common share data:				
Income before equity in earnings of equity investments and extraordinary item	0.17	0.14	0.12	0.13
Income before extraordinary item	0.19	0.16	0.11	0.05
Net income available for common shareholders	0.18	0.16	0.11	0.05

Corporate Information

EXECUTIVE OFFICES
HRPT Properties Trust
400 Centre Street
Newton, Massachusetts 02458
(617) 332-3990
www.hrpreit.com

OFFICERS
John A. Mannix
President and Chief Operating Officer

John C. Popeo
Chief Financial Officer, Treasurer and Secretary

Jennifer B. Clark
Senior Vice President

David M. Lepore
Senior Vice President

BOARD OF TRUSTEES
Patrick F. Donelan*
Non-Executive Chairman
eSecLending (Europe) Ltd
London, England

Reverend Justinian Manning, C.P.*
Pastor of Saint Gabriel's Parish
Brighton, Massachusetts

Gerard M. Martin
Managing Trustee of HRPT Properties,
Director of Reit Management & Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Trustee of HRPT Properties,
Chairman of Reit Management & Research LLC
Newton, Massachusetts

Frederick N. Zeytoonjian*
Chairman and Chief Executive Officer
Turf Products Corporation
Enfield, Connecticut

INVESTMENT MANAGER
Reit Management & Research LLC
400 Centre Street
Newton, Massachusetts 02458

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N. A.
P.O. Box 43011
Providence, Rhode Island 02940-3011
(800) 426-5523
www.equiserve.com

SENIOR NOTES TRUSTEE AND REGISTRAR
U.S. Bank National Association
Corporate Trust Services
One Federal Street
Boston, Massachusetts 02110

ANNUAL MEETING
Our annual meeting of shareholders will be held on Tuesday, May 6, 2003, 3:30 P. M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2002 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.hrpreit.com or by writing to Investor Relations at the executive offices address.

STOCK MARKET DATA
Our common shares of beneficial interest are traded on the NYSE under the symbol HRP. The following table sets forth the high and low closing prices of our common shares in 2001 and 2002 as reported on the NYSE composite tape:

Quarter Ended	High	Low
March 31, 2001	$ 8.28	$ 7.80
June 30, 2001	9.73	8.16
September 30, 2001	10.01	7.89
December 31, 2001	8.92	8.08
March 31, 2002	$ 9.25	$ 8.46
June 30, 2002	9.37	8.51
September 30, 2002	8.83	7.19
December 31, 2002	8.50	7.75

As of March 12, 2003, there were 3,962 holders of record of our common shares and we estimate that as of such date there were in excess of 82,000 beneficial owners of our common shares.

The closing price for our common shares as reported on the NYSE composite tape on March 12, 2003, was $8.38.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN
We offer shareholders the opportunity to increase their investment in us through a dividend reinvestment and cash purchase plan. This plan, administered by EquiServe Trust Company, N.A., allows shareholders to reinvest their dividends and make additional cash payments to purchase our common shares without paying service charges or commissions. For more information concerning the plan, please contact EquiServe at (800) 426-5523.

Audit Committee Member


HRP
HRPT
PROPERTIES TRUST

400 Centre Street, Newton Massachusetts 02458-2076 (617) 332-3990